Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy increases quarterly dividend by 11% to $0.52 per common share

(All financial figures are in Canadian dollars)

Calgary, Alberta (Nov. 15, 2022) – Suncor (TSX: SU) (NYSE: SU) Energy’s Board of Directors has approved a quarterly dividend of $0.52 per common share representing an 11% increase over the prior quarter dividend.

Sustained operational improvements across the asset base, realization of free funds flow improvements together with continued capital discipline and share buybacks have driven stronger free funds flow per share. The Board of Directors’ confidence in sustained improving operating performance and the strengthening financial position supports increasing the quarterly dividend as part of our commitment to increasing shareholder returns.

This dividend will be payable December 23, 2022 to shareholders of record at the close of business on December 2, 2022.

Suncor’s operations include oil sands development and upgrading, offshore oil and gas, petroleum refining in Canada and the U.S., and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen.  Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.  Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP.  Suncor is also listed on the UN Global Compact 100 stock index.  Suncor’s common shares (symbol:  SU) are listed on the TSX and NYSE.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor.

Media inquiries: 833-296-4570 media@suncor.com	Investor inquiries: 800-558-9071 invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com